September 19, 2012	File No. 048370-0008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director Rose Zukin Daniel Greenspan
Re:	KYTHERA Biopharmaceuticals, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-181476

Ladies and Gentleman:

        On behalf of KYTHERA Biopharmaceuticals, Inc. (the "Company"), we are hereby filing Amendment No. 4 ("Amendment No. 4") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on May 17, 2012 and last amended on August 31, 2012 (as amended, the "Registration Statement"). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 4, three of which have been marked to show changes from the most recent amendment to the Registration Statement.

        Amendment No. 4 has been revised to reflect the Company's response to the comment letter received on September 14, 2012 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below the numbered comment of your letter and the Company's response thereto.

September 19, 2012

Amendment No. 3 to Registration Statement on Form S-1/A

7. Commitments, Collaborations and Contingencies
Collaboration Arrangements
Bayer, page F-24

1.
Please explain to us how you determined that the period of substantial involvement in collaboration activities ended on June 30, 2012 when you appear to be continuing to develop under the agreement pursuant to your statement that you received approximately $17,400,000 to fund collaboration efforts related to the continued development of ATX-101 under the terms of the collaboration agreement.

  Response:    The Company respectfully acknowledges the Staff's comment and notes to the Staff that the reference in the Registration Statement to the end of the period of substantial involvement in collaboration activities on June 30, 2012 related to the revenue recognition period over which the upfront license fee of $21.3 million (the "Upfront License Fee") received from Bayer was amortized. The Company advises the Staff that the Company's period of substantial involvement in collaboration activities that ended on June 30, 2012 is with respect to the collaboration activities that were required to be conducted relative to the receipt of the original development funds from Bayer concurrent with the receipt of the Upfront License Fee. The period of substantial involvement in collaboration activities was estimated by the Company to end on June 30, 2012, as this was the date the Company estimated that all of the underlying development activities for which the original development funding was received and in which the Company was contractually obligated to participate would be completed. In actuality, these development activities were completed as of May 31, 2012. For this reason, the Company deferred the Upfront License Fee received from Bayer and amortized this deferred revenue over the known development period, which was from the date of initial receipt to the date of completion of all of the collaboration activities for which the original development funding was intended (May 31, 2012). The Company further advises the Staff that the completion of these collaboration activities was a condition to triggering the requirement for Bayer to make an election whether or not to pursue continued development and regulatory approval for ATX-101. Upon completion of Bayer's European Phase III clinical trials, Bayer elected to pursue additional research and development activities related to ATX-101, which are distinct from the original development activities, and subsequently funded these additional development activities. To this end, it was not known whether there would be any additional development activities at the time the amortization period of the Upfront License Fee was originally determined and, thus, when the election for further development was made by Bayer, the Upfront License Fees had been fully amortized.

  The Company has revised its disclosures on pages 58, 60, F-11, F-12, F-24 and F-25 to clarify the meaning of the references to the end of the period of substantial involvement in collaboration activities relating to the amortization period of the Upfront License Fee.

* * *

September 19, 2012

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

                      Very truly yours,

                      /s/ Brian J. Cuneo

                      Brian J. Cuneo
                      of LATHAM & WATKINS LLP

cc:
Keith R. Leonard, Jr., KYTHERA Biopharmaceuticals, Inc.
John W. Smither, KYTHERA Biopharmaceuticals, Inc.
Keith L. Klein, KYTHERA Biopharmaceuticals, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP